FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02045862

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated June 25, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Announces IBM iSeries High Availability Client Wins

Leading Companies Choose DataMirror LiveResiliency™ Software for IBM iSeries

TORONTO, CANADA – (June 25, 2002) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced a number of recent client wins for its innovative IBM iSeries resiliency solution *High Availability Suite*™. Industry leaders that have recently selected DataMirror software to protect their critical iSeries systems include Mellon Financial Corporation, FedEx, Friends Provident, Standard Paper Box, Boehringer Ingelheim, Seta Corporation, Werner Company and Household International.

"DataMirror has established itself as a high availability leader by consistently meeting and exceeding the resiliency goals of IBM iSeries customers," said Nigel Stokes, CEO, DataMirror. "A recent CIBC World Markets Report stated that DataMirror owns approximately one third of the IBM iSeries high availability market. DataMirror's growing market share is a testament to the uniqueness of our resiliency solutions and our commitment to delivering world famous customer experiences to iSeries-based companies."

DataMirror's strong high availability customer base includes large corporations in virtually every vertical industry from manufacturing and retail to financial services and health care. High availability customers worldwide include: BF Goodrich, BASF, Campbell Foods, Debenhams, Charles Schwab Europe, Charles Stanley and Co., Credit Suisse Securities Ltd., Crown Cork and Seal, Danfoss, EMI, Eurobell, Hallmark Cards and Invesco Bank.

"For many customers high availability solutions are a business insurance purchase. If you're entrusting your availability and continuity solutions to a software vendor, you need to select a strong, financially-stable supplier that will be around in the long-term to assist you," Stokes continued. "DataMirror's business is strong with positive cash flow and a balance sheet with almost $39.4 million in cash and cash equivalents. In choosing DataMirror, clients have confidence that they are investing in the right company and the right high availability solution for their business."

DataMirror is an IBM High Availability Business Partner, a Cluster Middleware Business Partner and an All Star Partner in Development. DataMirror is also a committed member of the IBM iSeries High Availability Council and has been first to market with a number of innovative availability technologies including LOB support, real-time IFS support, data area/data queue journaling support and MQSeries resiliency support. DataMirror was also the first High Availability Business Partner to successfully implement IBM's iSeries clustering technology at a customer site.

About DataMirror
DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer